Mail Stop 3561

March 27, 2008

Mr. Yijun Wang
Chairman, CEO, and President
Jpak Group, Inc.
15 Xinghua Road
Qindao, Shandong Province
Postal Code 266401
People's Republic of China

   Re: Jpak Group, Inc.
     Registration Statement on Form S-1/A
     Filed February 29, 2008
     File No. 333-147264

Dear Mr. Wang:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the sale of 39,012,128 of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to

be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 your are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(5)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of the proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible preferred stock (or any related security, such as a warrant or option) upon the conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

2. Please revise the table on page 34 to include total figures. Also, please note that the total of the column titled "Number of Shares of Common Stock Offered" does not equal 39,012,128 shares registered for resale as disclosed on the cover page and the summary section. Please revise or advise.

Summary, page 2

The Share Exchange and Financing, page 3

3. It appears from the disclosure the terms of the Series A and Series B warrants

have been modified to extend their term from four years to six years. Please provide a detailed discussion on how you accounted for this modification. Please refer to the guidance in paragraph (51) of SFAS No. 123(R).

Summary Financial Information, page 4

4.   The balance sheet data should be provided for all periods presented within the financial statements. Please revise.

Certain Relationships and Related Transactions, page 44

Organization of Qingdao Renmin, page 44

5.   We have reviewed your response to comment 18 noting you have accounted for the acquisition of Quigdao under the purchase method of accounting. Based on your disclosure on page 2 it appears that Grand International, a wholly owned subsidiary of the holding company JPAK, has no operations. The merger of an operating company with a shell company is in substance a capital transaction rather than business combination and there should be no step up in basis (i.e., goodwill or other intangible). Please clarify and revise.

Consolidated Financial Statements

Unaudited Pro Forma Condensed Balance Sheet, June 30, 2007, F-2

6.   We reviewed your response to comment 29 and noted the issuance of the Series A preferred stock in the Pro Forma Condensed Balance Sheet on F-2. It appears the $5,500,000 of convertible debt which was to be converted into the Series A preferred stock is still being presented as a liability in the combined financial statements. Please clarify and revise.

Unaudited Pro Forma Condensed Statement of Operations, F-3

7.   We reviewed your response to comment 27 noting the weighted average shares outstanding have been restated to give effect to the transaction. Please note that in a recapitalization earnings per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company's shareholders. Please tell us in detail how you determined the weighted average shares outstanding after the transaction is 43,100,000 considering only 23,005,000 shares were issued in the transaction and JPAK had no shares outstanding prior to the transaction.

8.   We reviewed your response to comment 31 noting you do not feel liquidated

damages are due at this time because the effective date of the registration statement has been extended to March 31, 2008. Based on our review of exhibit 10.3 which incorporates by reference the Registration Rights Agreement dated August 9, 2007, it appears the liquidated damages are due if this registration statement is not declared effective prior to February 5, 2008. Please revise your financial statements to provide the disclosures required by paragraph (12) of FSP EITF 00-19-2.

9.   We have reviewed your response to comment 32 noting you will account for the escrowed shares an expense if and when they are released based on the terms of the Securities Escrow Agreement. It appears these shares should be shown as legally outstanding on the face of the balance sheet and considered contingent shares for the purpose of calculating earnings per share. Please refer to the guidance in paragraph (30) of SFAS No. 128.

Jpak Group Inc. Unaudited Financial Statements for the period ended December 31, 2007

Consolidated Statement of Cash Flows, F-6

10.   It appears that the balances presented here do not reconcile to the changes in the assets and liabilities presented on the Consolidated Balance Sheets on F-4. Please refer to the guidance in SFAS No. 95. Please clarify and revise.

Notes to Consolidated Financial Statements

Note 1 – Organization and Nature of Business

11.   We note that in October 2007 you entered into a joint venture in which you are a 51% owner of Quigdao Delikang. Please provide a detailed discussion of how you are accounting for this joint venture and cite the specific authoritative literature you utilized to support your accounting treatment.

Note 5 – Deferred Placement Agent Warrants Cost, F-8

12.   It appears from your disclosure that you have capitalized and are amortizing the 990,000 warrants issued to the placement agents in connection with the issuance of the convertible debt a over the term of the warrants. Please site the specific authoritative literature utilized to support your accounting treatment. Please refer to the guidance in EITF No. 96-18, SFAS No. 123(R) and SAB Topic 5. A.

13.   It appears from your disclosure that you have capitalized and are amortizing the 750,000 warrants issued to the placement agents in connection with the exercise of the Series J warrants over the term of the warrants. Please site the specific

authoritative literature utilized to support your accounting treatment. Please refer to the guidance in EITF No. 96-18, SFAS No. 123(R) and SAB Topic 5. A.

14.   It appears from your disclosure that as part of the exercise of the Series J warrants you granted 750,000 warrants to the placement agent. Please revise to provide a description of the method and significant assumptions used to determine the fair value of the warrants issued.

Note 9 – Conversion of Convertible Notes, F-10

15.   It appears you issued Series B Convertible Preferred Stock with Series C and Series D warrants. Please provided a detailed discussion of how you accounted for the issuance of this preferred stock, particularly how you have allocated any portion of the proceeds to the warrants and conversion feature attached to the preferred stock. Additionally, in your explanation please provide a description of the method and significant assumptions used to determine the fair value of the warrants issued. Please refer to the guidance of APB 14, SFAS No. 133, EITF 00-19 and EITF 00-27 and discuss how you applied such guidance.

16.   It appears that the assumptions used in estimating the fair market value of the 990,000 warrants issued to a placement agent do not reconcile to the disclosure of the estimated fair value on F-22 in Note 7 of the June 30, 2007 audited financial statements. Please clarify and revise.

Jpak Group Inc. Audited Financial Statements for the Fiscal Year Ended June 30, 2007

Consolidated Statements of Cash Flows, F-16

17.   It appears that the balances presented here do not reconcile to the changes in the assets and liabilities presented on the Consolidated Balance Sheets on F-4. Please refer to the guidance in SFAS No. 95. Please clarify and revise.

Consolidated Statements of Stockholders' Equity, F-17

18.   Please revise your Statement of Stockholders' Equity to include two fiscal years preceding the date of the annual financial statements in accordance with Article 8-02 of Regulation S-X.

19.   We reviewed your response to comment 20 noting the financial statements for the 2005 fiscal year are no longer required under the new rules for "smaller reporting companies". It appears that the foreign currency translation adjustment for the 2005 fiscal year would be necessary in obtaining the correct beginning balance of "Accumulated Other Comprehensive Income" for the 2006 fiscal year which is

Mr. Wang
Jpak Group, Inc.
March 27, 2008
Page 6

required by Article 8-02 of Regulation S-X. Please clarify and revise.

20.   We note that you have recorded an elimination of $4,862,990 within additional paid in capital. Please provide a detailed discussion of how your have accounted for this adjustment and cite the specific authoritative literature you utilized to support your accounting treatment.

Notes to Consolidated Financial Statements

Note 2-Summary of Significant Accounting Policies

Research and Development Costs, F-19

21.   It appears that this disclosure is a duplication of the disclosure on F-18. Please revise to remove.

Shipping and Handling Costs, F-19

22.   It appears that this disclosure is a duplication of the disclosure on F-18. Please revise to remove.

Note 7 – Convertible Notes, F-22

23.   We have reviewed your response to comment 24 and the revised disclosure on the material terms of the warrants granted to the placement agent as part of the Note Purchase Agreement. It does not appear that these warrants have been accounted for in the financial statements. Please tell us how you are accounting for these warrants and cite the specific authoritative literature that supports your accounting treatment.

Note 12 – Risk Factors, F-24

24.   The disclosure here which states that five customers accounted for approximately 50% of total sales in 2007 does not reconcile with the disclosure in Note 13 which states three customers accounted for approximately 57% of total sales. Please clarify and revise.

Note 13-Concentrations of Credit Risk, F-24

25.   Please revise your financial statements to disclose all transactions with related parties in accordance with paragraph 2 of SFAS 57.

Form 10-Q/A for the Quarter Ended September 30, 2007 filed March 4, 2008

General

26.   Considering you have restated your financial statements, please revise your
        financial statements to provide the disclosures required by paragraph (26) of
        SFAS No. 154.

Notes to Consolidated Financial Statements

Note 9 – Conversion of Convertible Notes, page 8

27.   It appears you issued Series A Convertible Preferred Stock with Class A, Class B
        and Class J warrants. Please provided a detailed discussion of how you accounted
        for the issuance of this preferred stock, particularly how you have allocated any
        portion of the proceeds to the warrants and conversion feature attached to the
        preferred stock. Additionally, in your explanation please provide a description of
        the method and significant assumptions used to determine the fair value of the
        warrants issued. Please refer to the guidance of APB 14, SFAS No. 133, EITF
        00-19 and EITF 00-27 and discuss how you applied such guidance.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with
     respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Steven M. Skolnick, Esq.
        Fax: (973) 597-2400